UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13A-16 or 15D-16

of the Securities Exchange Act of 1934

For the month of August 2024

Commission File Number: 001-32702

Almaden Minerals Ltd.

(Translation of registrant's name into English)

Suite 210 – 1333 Johnston St., Vancouver, B.C. Canada V6H 3R9

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒

Form 40-F	☐

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Almaden Minerals Ltd.
Dated: August 7, 2024
	By:	/s/Duane Poliquin Duane Poliquin Chairman

Exhibit Index

Exhibit	Description of Exhibit

99.1	Financial Statements
99.2	Management's Discussion and Analysis
99.3	Certification of Annual Filings - CEO
99.4	Certification of Annual Filings - CFO